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                                                                   EXHIBIT 99.02

                              SYMANTEC CORPORATION
                 2000 DIRECTOR EQUITY INCENTIVE PLAN, AS AMENDED

                    AS ADOPTED BY THE BOARD ON JULY 20, 2004
             AND APPROVED BY THE STOCKHOLDERS ON SEPTEMBER 15, 2004

      1. Purpose. The purpose of this Symantec Corporation 2000 Directors Equity Incentive Plan (the "Plan") is to provide members of the Board of Directors (the "Board") of Symantec Corporation (the "Company") with an opportunity to receive Common Stock of the Company for all or a portion of the retainer payable to each Director of the Company (the "Retainer").

      2. Stock Issuance. Subject to the approval of this Plan by the Stockholders of the Company, not less than 50% of the Retainer payable to each Director of the Company, currently set at $50,000 per year, shall be payable in the form of an award of unrestricted, fully-vested shares of Common Stock of the Company (the "Stock").

      3. Election by Directors. Each Director shall, at the first meeting of the Board held after Stockholder approval of this Plan and thereafter at the first meeting of the Board held in each fiscal year beginning with fiscal year 2002, elect to receive up to all of the Retainer payable to such Director in the form of Stock. Each Director shall specify what portion, from 50% to 100%, of the Retainer shall be paid to such Director in Stock; provided, that if no election is made by a Director at such meeting, such Director shall be deemed to have elected to receive 50% of the Retainer in Stock.

      4. Amount of Stock. The number of shares of Stock to be issued each year to each Director pursuant to this Plan shall be the portion of the Retainer for such year which the Director has elected (or deemed to have elected) to be paid in Stock, divided by the fair market value of the Common Stock of the Company on the date such election is made (or deemed to have been made) by such Director.

      5. Number of Shares. The total number of shares reserved for issuance under the Plan shall be 50,000 shares of Common Stock. In the event that the number of outstanding shares of the Company's Common Stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, then (a) the number of shares reserved for issuance under this Plan, and (b) the Stock subject to outstanding awards under this Plan, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a share of Stock will not be issued but will either be replaced by a cash payment equal to the Fair Market Value of such fraction of a share or will be rounded up to the nearest whole share, as determined by the Administrator (defined below).

      6. Administration of Plan. This Plan shall be administered by the Board of Directors of the Company or by a committee of at least two Board members to which administration of the Plan is delegated by the Board (in either case, the "Administrator"). The Administrator shall ratify and approve all awards of Stock to the Directors pursuant to this Plan. All questions of interpretation, implementation, and application of this Plan shall be determined by the Administrator. Such determinations shall be final and binding on all persons.

      7. Amendment to the Plan. The Board may at any time amend, alter, suspend or discontinue this Plan. No amendment, alteration, suspension or discontinuance shall require shareholder approval unless such amendment would increase the number of shares of Stock issuable under this Plan.